SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  September 22, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for  Form 6-K

1.0

News Release dated September 22, 2004

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 21 - 2004

SEPTEMBER 22, 2004
FOR IMMEDIATE RELEASE

DEFINITION DRILLING ON UPPER PORTION OF ZONE 113
COMPLETED AT AURIZON'S CASA BERARDI PROJECT

Aurizon Mines Ltd. is pleased to report that sufficient information has been obtained from close-spaced definition drilling on the upper portion of Zone 113, above 700 metres, for the preparation of detailed mining plans, which will be incorporated into the revised feasibility study, scheduled for completion in the fourth quarter of 2004.

Results from 73 holes drilled in Zone 113 are listed on the attached table.  Some of the more significant results are reported below:

Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)	True Thickness (metres)	Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)	True Thickness (metres)
U359	26.2	24.8	24.0	U367	10.2	15.2	12.3
U289	52.4	7.5	7.1	U291	15.5	8.5	7.7
U368	30.1	18.1	11.0	U270**	4.4	26.5	25.4
U362	12.0	36.5	24.3	U358	10.1	12.6	11.0
U188	7.8	38.6	32.7	U356	9.3	12.5	11.9
U369**	15.7	26.1	14.7	U219	28.9	7.3	3.7
U220	40.8	5.2	5.1	U234**	17.0	9.2	6.0
U366	17.1	10.4	9.7	U286	12.6	8.5	7.5
U361	10.1	17.6	14.6	U227**	20.9	5.5	4.4
U357	14.3	9.4	9.4	U295	15.6	26.9	5.3

**Drilled outside of the previously known limits of Zone 113.

"We are extremely pleased that the Zone 113 definition drill program has successfully accomplished our goal of defining the upper portion of the Zone.  These drill results will be used in the revised Casa Berardi feasibility study.  Our geological staff expects that a new mineral resource estimate calculated for the upper portion of Zone 113 will closely resemble the results obtained from surface drilling in 2000." said David Hall, Aurizon's Chief Executive Officer. "We will continue to define Zone 113 below 700 metres and update the mineral resources in 2005."

The Feasibility Study

The revised feasibility study will be based on mineral resources contained in the upper portion of Zone 113, above the 700 metre level, together with mineral resources contained in the Lower Inter Zone and other zones in the West Mine area. In order to shorten the pre-production period and reduce pre-production costs, a staged approach to commercial production is currently being finalized.  The pre-production period is expected to be approximately 21 months, which will allow for the construction of the production shaft to an initial depth of approximately 750 metres.

The Definition Drill Program

Drilling of Zone 113, at 25 metre centres between 450 metres and 700 metres, is complete.  Since November of 2003, a total of 198 holes have been drilled from the 550 metre level into Zone 113.  Three drills are currently operating from the track drift on the 550 metre level to obtain detailed information on the grade and continuity of the lower portion of Zone 113 below 700 metres. An updated mine plan using year end mineral resources will be prepared in 2005.  The mine plan will incorporate information provided by definition drilling below the 700 metre level of Zone 113.

September 22, 2004
Definition Drilling on Upper Portion Of Zone 113
Completed at Aurizon's Casa Berardi Project

Drilling indicates that Zone 113 is a 20 to 70 metre wide mineralized corridor adjacent to the Casa Berardi fault. Gold mineralization is found within narrow to large folded quartz veins and associated wall rock.  Mineralization and quartz veins are oblique to the Casa Berardi fault, which is 0.1 to 2.0 metres wide in the drilled area.  The best grades are found in quartz veins that are folded and possibly faulted.  The veins are usually contained within a wider and lower grade mineralized envelope.  Within the mineralized zone, higher grade ore shoots plunge to the east.

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  However, some of the infill drilling core assays are performed on whole core.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed by SGS Geochemical Laboratories of Rouyn-Noranda and check assays are carried out by Chimitec of Val D'Or.

Drill hole planning, implementation and the quality control program is supervised by Robert Crepeau, P.Geol., Technical Services Superintendent, who is an appropriately qualified person as defined by National Instrument
43-101.

Additional Information

A sketch indicating the area covered by the current underground definition drilling program described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon's website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone:
(604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements", including, but not limited to, statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

September 22, 2004
Definition Drilling on Upper Portion Of Zone 113
Completed at Aurizon's Casa Berardi Project

Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)	True Thickness (metres)
U-188	7.8	38.6	32.7
U-219	28.9	7.3	3.7
U-220	40.8	5.2	5.1
U-221**	5.6	2.6	2.4
U-222**	LV	5.7	-
U-223**	LV	0.7	-
U-224	LV	4.0	-
U-225	27.4	2.5	2.1
U-225	14.2	4.6	4.3
U-226**	LV	12.0	-
U-227**	20.9	5.5	4.4
U-228**	4.6	4.2	3.4
U-229**	LV	3.0	-
U-230**	LV	1.9	-
U-231**	LV	4.5	-
U-232	7.8	6.0	5.5
and	2.0	6.5	6.2
U-234**	17.0	9.2	6.0
U-235B	2.7	10.8	10.3
U-236	LV	2.9	2.8
U-237	2.6	9.7	8.8
and	9.4	3.9	3.7
U-238	6.2	4.4	4.3
and	6.2	4.1	3.4
U-239**	LV	0.9	0.6
U-240	LV	6.6	6.6
U-241	LV	2.7	2.5
U-242	3.9	6.0	4.9
and	6.8	2.8	2.3
and	4.6	4.4	3.9
U-243	15.6	4.3	3.9
and	15.9	3.2	2.6
U-244**	5.8	11.9	8.1
U-269**	LV	5.7	-
U-270**	4.4	26.5	25.4
and	4.6	3.3	3.0
U-271**	7.1	4.6	4.3
U-272	4.3	14.8	14.1
U-273	LV	3.3	-
U-274**	LV	3.3	-
U-275**	LV	4.9	-
U-276**	LV	22.0	-
U-277	5.1	10.6	10.5
U-278A	3.3	7.2	6.1
U-280	7.8	7.1	7.0

September 22, 2004
Definition Drilling on Upper Portion Of Zone 113
Completed at Aurizon's Casa Berardi Project

Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)	True Thickness (metres)
U-281	6.1	6.4	5.8
U-282	LV	0.0	-
U-283**	LV	6.0	-
U-284	7.8	9.0	8.7
U-285	6.0	7.5	7.3
U-286	3.0	10.5	9.2
and	12.6	8.5	7.5
U-287	3.8	4.9	3.4
U-288	11.8	2.7	2.5
U-289	52.4	7.5	7.1
U-290	13.3	3.1	2.9
and	8.9	3.8	3.5
U-291	15.5	8.5	7.7
and	4.4	14.1	12.7
U-292	23.1	2.5	2.0
U-293	20.6	2.7	2.5
U-294	3.1	3.0	2.8
U-295	15.6	26.9	5.3
U-352	5.3	11.1	9.3
U-353	8.5	4.0	3.7
and	4.9	5.0	4.9
U-354**	8.7	5.8	5.1
U-355	4.3	13.2	11.0
U-356	9.3	12.5	11.9
U-357	14.3	9.4	9.4
U-358	10.1	12.6	11.0
and	5.3	5.9	5.2
U-359	26.2	24.8	24.0
U-360	7.1	3.0	2.9
and	5.9	12.1	11.7
U-361	10.1	17.6	14.6
U-362	12.0	36.5	24.3
U-363	4.2	22.6	12.3
U-364	5.1	10.5	9.6
U-365	3.2	17.5	17.0
U-366	17.1	10.4	9.7
U-367	10.2	15.2	12.3
U-368	30.1	18.1	11.0
U-369**	15.7	26.1	14.7
U-233	Hole abandoned
U-279	Hole abandoned

**Drilled outside of the previously known limits of Zone 113.

LV = Low Value

September 22, 2004
Definition Drilling on Upper Portion Of Zone 113
Completed at Aurizon's Casa Berardi Project

CASA BERARDI Project
Vertical Longitudinal Section
Zone 113
AURIZON MINES LTD
11200E
11300E
11400E
11500E
11600E
-400m
-500m
-600m
-700m
-800m
DRIFT
(550m Level)
WEST
PRINCIPAL
200m level track drift
ZONE 113
Legend
Previous U/G holes reported
U360
New U/G holes reported
* Holes projected along an EW vertical longitudinal section
0
25m
U354
U223
U365
U241
U281
U231
U356
U353
U236
U285
U270
U222
U271
U230
U276
U240
U284
U280
U294
U364
U235B
U269
U289
U224
U219
U295
U227
U357
U290
U274
U360
U366
U242
U232
U237
U282
U277
U286
U292
U225
U291
U293
U220
U359
U228
U272
U243
U238
U278A
U288
U361
U367
U287
U283
U275
U221
U229
U358
U273
U352
U244
U234
U239
U188
U362
U368
U355
U369
U226
U363

FORAGE_DEFINITION_0904.cdr

Reference: NR Issue No. 21-2004